Certificate of the Treasurer

of

Fenimore Asset Management Trust

I, Michael F. Balboa, Treasurer of Fenimore Asset Management Trust (the “Trust”), hereby certify that the premium for the FAM Funds Fidelity Bond (Financial Institution Investment Company Asset Protection Bond) issued by the Chubb Group of Insurance Companies for the Bond Period March 1, 2017 to March 1, 2018 has been paid.

Dated: March 1, 2017	/s/ Michael F. Balboa
Michael F. Balboa
Treasurer